Exhibit 99.1
Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)
DESPATCH OF DOCUMENTS
Introduction
Reference is made to the proposed acquisition (the “Acquisition”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”) by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”), as announced by the respective Boards of Directors of the Company and the Acquiror jointly on 7 September 2009 (the “Joint Announcement”). Terms defined in the Joint Announcement but not defined herein have the same meanings when used herein.
Despatch of Documents
The Directors wish to announce that the Company has today despatched the following documents (collectively, the “Documents”):
(i)	a scheme document, which includes a notice of the Court Meeting (as defined below), dated 9 October 2009 and issued in connection with the Acquisition by way of the Scheme (the “Scheme Document”);

(ii)	a proxy statement dated 9 October 2009 in relation to the extraordinary general meeting of the Company (“EGM”) (the “EGM Proxy Statement”); and

(iii)	a proxy statement dated 9 October 2009 in relation to the class meeting (“Class Meeting”) of holders (“Preference Share Holders”) of convertible redeemable preference shares in the capital of the Company (the “Class Meeting Proxy Statement”).
Citibank, N.A., the depositary (the “Depositary”) of the Company’s American Depositary Share (“ADS”) program, intends to despatch the Scheme Document, the EGM Proxy Statement and certain other materials prepared by the Depositary, including the ADS Voting Instructions Card (collectively, the “ADS Holder Materials”), to holders of ADSs (“ADS Holders”) on 9 October 2009 (New York time).
Each of the Documents is available in soft copy on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com and on the website of the Company at www.charteredsemi.com. The Company intends to submit the ADS Holder Materials to the Securities and Exchange Commission (“SEC”) under cover of Form 6-K after the despatch of the ADS Holder Materials to ADS Holders, and such materials will be available on the website of the SEC at www.sec.gov.

Scheme Document
The Scheme Document despatched to shareholders of the Company (“Shareholders”) contains, inter alia, details of the Scheme (including the recommendation of the Independent Directors in relation to the Scheme, along with the advice of Deutsche Bank, AG, Singapore Branch, the independent financial adviser to the Independent Directors in relation to the Scheme).
The Scheme Document also includes a notice of the meeting of Shareholders convened at the direction of the High Court of the Republic of Singapore (the “Court Meeting”) to be held in Singapore on 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:00 a.m. (Singapore time) for the purpose of seeking Shareholders’ approval of the Scheme.
EGM Proxy Statement
The EGM Proxy Statement despatched to both Shareholders and Preference Share Holders contains, inter alia, a notice convening the EGM to be held in Singapore on 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Court Meeting) for the purpose of seeking Shareholders’ and Preference Share Holders’ approval for amendments to the Articles of Association of the Company (the “Articles”), details of which are more particularly described in the EGM Proxy Statement.
Class Meeting Proxy Statement
The Class Meeting Proxy Statement despatched to Preference Share Holders contains, inter alia, a notice convening the Class Meeting to be held in Singapore on 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the EGM) for the purposes of seeking Preference Share Holders’ approval for amendments to the Articles, details of which are more particularly described in the Class Meeting Proxy Statement.
Request for Documents
If you are a Shareholder or a Preference Share Holder and do not receive the relevant Documents within a week of the date of this Announcement, please contact M & C Services Private Limited or The Central Depository (Pte) Limited, as applicable, immediately at the following addresses and telephone numbers:

M & C Services Private Limited	The Central Depository (Pte) Limited
138 Robinson Road #17-00	4 Shenton Way #02-01
The Corporate Office	SGX Centre 2
Singapore 068906	Singapore 068807
Tel No.: +65 6227 6660	Tel No.: +65 6535 7511

If you are an ADS Holder and do not receive the ADS Holder Materials within a week of the date of this Announcement, please contact the Depositary immediately at the following address and telephone number:
Citibank, N.A.
250 Royall Street
Canton, MA 02021
United States of America
Tel No.: +1 800 308 7887
Responsibility Statement
The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
By Order of the Board
Chartered Semiconductor Manufacturing Ltd.
Singapore
9 October 2009
Inquiries
Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

Morgan Stanley Asia (Singapore) Pte.	Citigroup Global Markets Singapore Pte. Ltd.
Tel: +65 6834 6707	Tel: +65 6432 1955
Fax: +65 6834 6898	Fax: +65 6432 1239
Address: 23 Church Street	Address: 3 Temasek Avenue
#16-01 Capital Square	#17-00 Centennial Tower
Singapore 049481	Singapore 039190

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